

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2023

Yee Man Thomas Law
Chief Executive Officer
Junee Limited
Studio 20, 11 F, International Plaza
20 Sheung Yuet Road
Kowloon Bay, Kowloon, Hong Kong

> **Re: Junee Limited**
> **Amendment No. 9 to Registration Statement on Form F-1**
> **Filed October 31, 2023**
> **File No. 333-266116**

Dear Yee Man Thomas Law:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 25, 2023 letter.

Amendment No. 9 to Registration Statement on Form F-1

General

1. Please refer to the resale prospectus cover page. We note your disclosure that the closing of the resale offering is "conditioned upon NASDAQ's final approval of your listing application." Please revise to clarify whether or not the resale offering is contingent on the listing of your Ordinary Shares on NASDAQ.

2. We note your disclosure that the resale shares may be sold concurrently with your initial public offering and from time to time thereafter. We also note that the selling shareholders will sell the resale shares at the public offering price and, following listing on NASDAQ, at the market. Please revise your disclosure to clearly indicate whether any resales will be made before the shares in the initial public offering begin trading on NASDAQ. If so,

please confirm that you will specify prior to effectiveness the fixed price at which or bona fide price range within which the selling shareholders will sell their shares and revise the resale prospectus cover page as applicable. Refer to Item 501(b)(3) of Regulation S-K. Alternatively, please revise your resale prospectus cover page to remove the reference to the concurrent sale of shares with the initial public offering and clarify that the selling shareholders will sell their shares only once trading of your common stock begins.

 Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lisa Forcht